Exhibit 99.1

Artificial Intelligence Production in Space: PowerBank Shares Additional Update on Collaboration with Smartlink AI

Update follows PowerBank’s announcement of successful rocket launch and confirmation of satellite operations

Toronto, Ontario, January 8, 2026 — PowerBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: 103) (“PowerBank” or the “Company”), a leader in North American energy infrastructure development and asset ownership, today provides an additional update on its collaboration with Smartlink AI (“Orbit AI”). This follows PowerBank’s Press Release on December 26, 2025, available here. The Genesis-1 satellite launched on December 10, 2025 is confirmed by Smartlink AI to now be both operational and operating an artificial intelligence model directly in orbit.

Live tracking of Genesis-1 satellite operated by Smartlink AI, taken December 25, 2025. Source: Smartlink AI.

The successful operation of Genesis-1 demonstrates the technical feasibility of deploying and running an artificial intelligence model directly in orbit. By processing data onboard the satellite rather than relying exclusively on ground-based data centers, this milestone provides an initial proof point for Orbit AI’s approach to on-orbit computing. Importantly, Genesis-1 represents the first operational element of Orbit AI’s planned satellite network, serving as an early validation step ahead of future launches and broader expansion.

Dr. Richard Lu, PowerBank’s President and CEO commented, “PowerBank is proud to collaborate with Smartlink AI on their Orbit AI project and the launch of the Genesis-1 satellite. It is excellent for PowerBank and our partners to see first-hand how the new frontier of Artificial Intelligence compute in space is evolving.”

The achievement comes amid increasing industry attention on orbital AI compute, as rising power demand, cooling constraints, and land limitations place growing pressure on terrestrial data center infrastructure.

Orbit AI’s longer-term vision is to build a satellite network in which multiple units operate together as a coordinated system rather than as standalone assets. Each successful launch is intended to incrementally add capability, resilience, and scale to the overall platform.

Genesis-1 represents the first operational node of this planned network. Smartlink AI is targeting a second satellite launch in Q1 2026, with additional launches planned thereafter as the network continues to expand. PowerBank expects to continue as a partner throughout the expansion phases of the Orbital AI project, with PowerBank’s solar energy and thermal control contributions expected to become increasingly significant as satellite payloads scale to accommodate higher computational loads and more sophisticated AI inference capabilities. At this time PowerBank elected not to make an investment in Orbit AI and the terms of any remuneration for services PowerBank may provide Orbit AI have not yet been determined. PowerBank cautions that certain operational metrics referenced herein are based on information provided by Orbit AI and have not been independently verified.

About PowerBank Corporation

PowerBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built.

To learn more about PowerBank, please visit www.powerbankcorp.com.

About Orbit AI

Orbit AI is a Singapore-based pioneer in aerospace technology. Cooperating with supply chain partners from China and the United States, the company is building a decentralized low-Earth orbit satellite network (DeStarlink) combined with orbital AI compute/data-center infrastructure (DeStarAI). The company plans blockchain-verified nodes in space, solar-powered compute payloads and a mesh network architecture to deliver global connectivity and digital-sovereignty services.

To learn more about Orbit AI please visit https://orbitAI.global or follow http://x.com/OrbitAI_OAI

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding industry trends and overall market growth; the details of the collaboration with Orbit AI and its expected benefits; the Company’s contributions towards the collaboration with Orbit AI; the timelines for Orbit AI’s operations the Company’s growth strategies, and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: the Company is able to raise sufficient financing to complete the announced investment into Orbit AI; obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company fails to raise sufficient financing to complete the announced investment into Orbit AI; Orbit AI is unable to raise sufficient financing to complete its launch of satellites on the timelines proposed or at all; technical risks associated with Orbit AI’s planned operations; the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: tracy.zheng@powerbankcorp.com

Phone: 416.494.9559

Source: PowerBank Corporation